Exhibit 99.1

ATA Announces Change in Executive Leadership

Beijing, China, October 15, 2014 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that the Company’s Chief Executive Officer and Director Mr. Cheng-Yaw Sun has tendered his resignation for personal reasons. Effective immediately, ATA’s co-founder Mr. Kevin Ma, who served as the Company’s previous CEO from 1999 to 2013, will assume the role of CEO and will continue to serve as Chairman of ATA’s Board of Directors.

Mr. Ma stated, “We appreciate Cheng-Yaw for bringing good things to the company and wish him all the best in his future endeavors. I look forward to continue making progress on the new business strategy we have put in place here at ATA. We have an excellent team in place that will continue working toward our objective of better serving clients and consumers with our advanced testing technologies and services.”

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of June 30, 2014, ATA’s test center network comprised 3,012 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 59.6 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.ata.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5107	415-568-2255
bensontsang@ata.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com